Exhibit 99.2

VNET Announces Strategic Cooperation with CATL

BEIJING, August 13, 2026 -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that it has entered into a strategic cooperation agreement (the “Strategic Cooperation Agreement”) with Contemporary Amperex Technology Co., Limited (stock codes: 300750.SZ and 03750.HK) (“CATL”), a global leader in zero-carbon new energy technology.

Under the Strategic Cooperation Agreement, VNET and CATL will establish a partnership to deepen compute-energy integration by synergistically combining VNET’s leadership in large-scale computing infrastructure development and operations with CATL’s expertise in zero-carbon new energy technologies. With the goal of shaping next generation digital energy infrastructure globally, and leveraging green DC and direct green power connection technologies, the parties plan to jointly develop a three-layer integrated compute-energy ecosystem comprising gigawatt-scale compute-energy facilities, distributed compute-energy networks, and a zero-carbon token ecosystem.

“We are delighted to establish this strategic partnership with CATL,” said Mr. Josh Sheng Chen, Founder, Executive Chairperson of VNET. “By combining our complementary strengths and deepening cooperation across technology, infrastructure and supply chains, we will jointly advance innovation in integrated compute-energy systems. Together, we aim to contribute to the next generation of digital energy infrastructure in the intelligent era.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies and government entities to blue-chip enterprises and small- to mid-sized enterprises.

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Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the implementation of the contemplated cooperation under the Strategic Cooperation Agreement; the negotiation and execution of definitive agreements for specific cooperation projects; the timing, scope and anticipated benefits of such cooperation; VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solutions and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

VNET IR Team
Tel: +86 10 8456 2121
Email: ir@vnet.com

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